Filed by Comera Life Sciences Holdings, Inc./OTR Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:

Comera Life Sciences, Inc.

OTR Acquisition Corp. (Commission File No. 001-39708)

Forward-Looking Statements

This script contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between OTR Acquisition Corp. (“OTR”) and Comera Life Sciences, Inc. (“Comera”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of OTR’s securities, (ii) the risk that the transaction may not be completed by OTR’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by OTR, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of OTR, the satisfaction of the minimum trust account amount following redemptions by OTR’s public stockholders, and (iv) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing. The foregoing list of factors is not exhaustive. Readers are cautioned not to put undue reliance on forward-looking statements, and no party assumes any obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise nor do they give any assurance that either Comera nor OTR will achieve its expectations.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Comera Life Sciences Holdings, Inc. (“Holdco”) will file the Registration Statement publicly which will include a proxy statement of OTR and a prospectus of Holdco. The definitive proxy statement/prospectus will be sent to all OTR and Comera stockholders. Holdco and OTR will also file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and securities holders of OTR and Comera are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination and the parties to the proposed business combination. Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Holdco through the website maintained by the SEC at https://sec.gov/. In addition, the documents filed by OTR may be obtained free of charge from OTR’s website at https://otracquisition.com/investors/ or by written request to OTR Acquisition Corp., 1395 Brickell Avenue, Suite 800, Miami, Florida 33131.

Participants in the Solicitation

Holdco, OTR and Comera and their respective directors and officers may be deemed to be participants in the solicitation of proxies from OTR’s stockholders in connection with the proposed business combination. Information about OTR’s directors and executive officers and their ownership of OTR’s securities is set forth in OTR’s filings with the SEC, including OTR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 3, 2021 as amended on December 13, 2021. To the extent that holdings of OTR’s securities have changed since the amounts printed in OTR’s Annual Report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Comera / OTR Transcript

Operator:

Thank you for joining our call today. We’ll be discussing information contained in our press release issued on Monday, January 31st and in the presentation filed by OTR on January 31st, each of which is available at www.comeralifesciences.com.

Slides 2-4

Before we begin, I’d like to remind you that our remarks contain forward-looking statements and we refer you to slide 2 of the presentation accompanying this presentation and to our press release, both of which were filed by OTR, for a detailed discussion of these forward-looking statements and associated risks. We will also refer to certain non-GAAP financial measures during this call, including the non-GAAP measure EBITDA. Please refer to the tables attached to the accompanying presentation for more information regarding these non-GAAP financial measures, including a reconciliation of EBITDA to the most directly comparable GAAP measure.

Comera and OTR will not be fielding questions at this time.

With that, I’d like to introduce today’s speakers:

•	Nicholas J. Singer, Chairman and Chief Executive Officer of OTR Acquisition Corp.

•	Jeffrey Hackman, Chairman and Chief Executive Officer of Comera Life Sciences, and,

•	Dr Neal Muni, Chief Operating Officer of Comera Life Sciences.

Kicking off the call will be Mr. Singer. I now pass it to you.

Nicholas J. Singer – Chairman and CEO, OTR Acquisition Corp

Thank you, Operator.

We are proud to announce the proposed combination of OTR Acquisition Corp and Comera Life Sciences. The OTR team has significant public company experience to support Comera’s transition to the public markets, with more than 100 years of combined investing and operating experience. Our team has a long-term track record of value creation across industries, including life sciences. We are excited to support Comera in its mission to develop the next generation of bio-innovative medicines, which are intended to expand patient access, safety and convenience in reducing healthcare costs while improving quality of life.

The proposed combination is expected to provide Comera with approximately $107 million in gross proceeds, assuming no redemptions from OTR stockholders. These proceeds will position Comera to execute on its existing pharmaceutical partnerships and complete additional collaborations. We believe it will also accelerate the development and advancement of Comera’s internal portfolio of subcutaneous therapeutics incorporating its innovative proprietary SQore™ formulation platform. We believe this transaction with Comera provides an attractive entry point and valuation for investors to invest in the biologics market with the potential for significant upside as Comera executes on its business plan.

I will now hand over the call over Jeffrey Hackman, Chairman and CEO of Comera Life Sciences.

Jeffrey Hackman – Chairman and CEO, Comera Life Sciences

Slide 6

Thank you, Nicholas. On behalf of Comera, I want to thank you for your confidence in Comera’s mission, our team and our continued growth. There is tremendous opportunity in this multi-billion-dollar market to transform the patient treatment experience. We are excited to welcome OTR as partners through this transaction, which is expected to play a key role in advancing our innovative platform, our pipeline, and advance our partnerships. Our company is committed to leading a compassionate new era in medicine.

I want to start by highlighting some key elements that we believe make Comera an attractive investment.

We apply a deep knowledge of formulation science and technology to transform essential biologic medicines from intravenous to subcutaneous forms, giving patients greater flexibility in their care.

Key to these efforts is our proprietary SQore excipient platform technology. Our lead caffeine-based patented excipient has been validated in a peer-reviewed study, and initial in vivo safety studies have provided evidence of tolerability. For context, the biologics market is massive: an estimated $286 billion addressable market currently, and is expected to grow to $422 billion by 2025. Despite the massive market size, most of these biologics are delivered intravenously, which has significant limitations for both patients and healthcare systems. Our platform technology is designed to address this issue and meet a huge unmet need.

In addition, we have partnership agreements with top tier pharma and biotech collaborators, including top-tier pharmaceutical companies, for high-value, late-stage/marketed, licensed products with significant licensing, milestone payment and royalty potential. We plan to continue to expand our pharmaceutical partnerships going forward.

Our proprietary pipeline of biologics currently in development targets substantial unmet needs. Our first Investigational New Drug Application (IND) filing for our CLS-001 is expected in the first quarter of 2024. We are focused on products that could have subcutaneous formulations of widely used intravenous products, where SQore value can be leveraged and has potential to provide significant patient quality of life impact.

Importantly, our team has a successful track record of drug development and significant life sciences operating experience. We also have a strong intellectual property around our portfolio protecting our SQore technology.

Finally, we believe the transaction fully aligns OTR and Comera by creating a public company that has a compelling valuation and attractive entry point for all of our shareholders with exposure to the large and developing biologics market.

Slide 7

We have assembled a team of highly experienced and accomplished scientists and industry experts on our leadership team.

Prior to joining Comera I was the President of US Operations for EUSA, a global pharmaceutical company focused on oncology and rare diseases. Prior to that I was acting CEO of Novelion/Aegerion Therapeutics, which was listed on NASDAQ, where I helped transform the company to profitability. I joined Novelion from Shire Inc., where I was the Senior VP and Head of US Internal Medicine/Oncology Franchise. I also established the North American oncology commercial division for Baxalta, following several years of leading US commercial operations for Sigma Tau. I have also had various roles in several other pharmaceutical companies during my career.

Our leadership team also includes Dr. Neal Muni, Chief Operating Officer, and Robert Mahoney, our Chief Scientific Officer.

Prior to Comera, Dr. Muni served as the CEO of Azurity Pharmaceuticals, formerly CutisPharma, where he led the transformation of CutisPharma from pharmacy distribution into a fully integrated specialty pharma, and also led the acquisition of Silvergate Pharmaceuticals and oversaw the FDA approval and launch of two pipeline drugs: FIRVANQ for clostridium difficile colitis and Katerzia for pediatric hypertension.

Prior, he served as the Head of New Product Planning and Corporate Strategy at Sunovion Pharmaceuticals and an Engagement Manager at healthcare investment bank Leerink Swann, now SVB. He was a Medical Officer in the Division of Cardiovascular Devices at the FDA. Over the past 20 years, Neal has maintained staff appointments at Harvard Medical School and its teaching hospitals, including Brigham and Women’s Hospital, Dana Farber Cancer Institute, and Faulkner Hospital, as well as Harvard Medical School’s Wyss Institute.

Dr. Robert Mahoney, our Chief Scientific Officer, has spent 25 years leading the development of disruptive new products and processes for industries including water treatment, oilfield technologies, pharmaceuticals, agriculture, and mineral processing. He has been instrumental in growing Comera since the company’s founding. Before joining Comera, he served as the VP of R&D at Soane Energy, leading to the successful deployment of an innovative self-suspending proppant technology. Prior to that, he was VP of R&D at Polymer Ventures, designing and commercializing many new specialty polymer products. Previously, Robert was responsible for development of next-generation performance additives at Nalco, now part of Ecolab, the global leader in water and process treatment chemicals.

As you can tell, our management team has a long, successful track record of drug development and life sciences operating expertise and is well positioned to continue growing the business and executing on our strategic goals.

Slide 8

In addition to myself, our board of directors also consists of Jim Sherblom, Roopom Banerjee PhD, Barbara Fink MD, Kirsten Flowers Stuart Randle, Edward Sullivan, and John Yee. In addition, William Wexler will serve on the Board as OTR’s designee.

All are growth-oriented executives and have extensive expertise in the fields of life sciences, business, and/or finance. They not only bring significant experience, but also deep relationships with key players in the life sciences and biotech sectors to help us expand our partnerships and execute on our growth trajectory. While Comera has operated as a private company, we have assembled a board of directors appropriate for a public company.

Slide 9

Before I dive deeper into our business, I want to quickly address a topic of significance to our company. Comera Life Sciences is developing a new generation of innovative biologics that we hope will bring about a compassionate new era in medicine.

We are devoted to helping our patients live a full life. Patients battling illnesses requiring intravenous infusion and therapies often turn their lives upside down. Too often, these costly and intense treatment regimens can disrupt quality of life and impact compliance. By offering subcutaneous options, we can reduce healthcare costs and improve patient quality of life by reducing out-patient treatment times and offering patients self-injectable treatments that support greater independence.

We strive to free patients from the burden of intravenous infusions by expanding availability of subcutaneous biologics. SQore has the potential to make subcutaneous administration of biologics possible. Our platform provides a superior technology approach, validated by years of scientific development, to enable intravenous-to-subcutaneous formulation development possible. We will continue to collaborate with pharmaceutical and biotechnology companies, applying our platform to partners’ biologic medicines and to deliver enhanced formulations that facilitate self-injectable care.

Slide 10

As I noted in my opening remarks, there is a tremendous opportunity in the multi-billion dollar biologics market by transforming the patient treatment experience.

The biologics market is massive and continues to grow. In 2020 the market was estimated to be $286 billion, and is expected to be $425 billion by 2025. The rapid expansion of biotherapeutics is largely driven by monoclonal antibodies. Their high specificity, and overall low toxicity and immunogenicity, or ability to “prime” the immune system to respond, compared to conventional pharmaceutical therapies make monoclonal antibodies beneficial in treating life-threatening cancers as well as inflammatory, cardiovascular, respiratory, ophthalmic and infectious diseases.

Further evidence of the importance of biologics is that seven out of the top 10 selling drugs worldwide are biologics, including products across all major therapeutic indications representing cutting edge biomedical technology.

Slide 11

Since monoclonal antibodies have a low potency when compared to more traditional therapeutic drugs, they are typically administrated in high doses, up to several hundred milligrams, via a slow intravenous infusion. This time-consuming “IV drip” process typically requires medical supervision, further increasing the burden on an already stretched healthcare system and negatively impacting patient quality of life, especially those with conditions requiring long-term treatment. Our technology potentially makes it possible for much needed monoclonal antibodies to change from these time-consuming, slow intravenous deliveries to more cost-efficient, patient-administered subcutaneous delivery at home.

Biologics administered intravenously have significant limitations for patients and healthcare systems. Patients report significant pain and discomfort with intravenous access. The time-consuming process can take up to four hours, leading to increased risk of infection, reduced patient compliance and poorer outcomes due to the inconvenience of travel and time for intravenous biologics that cannot be self-administered.

Healthcare systems also face drawbacks associated with intravenous biologics, such as the amount of costly required patient space and time in office, also storage/refrigeration space and supplies, and nursing time, all of increase the costs of reduced efficiency.

Slide 12

This revolutionary transformation in administration potentially provides patients and families the freedom of self-injectable care and thereby more fully realizing the possibility of biological treatments; and enjoying the potential of their own lives. Patients also experience less pain and also discomfort because subcutaneous administration uses a smaller needle, and is significantly less time consuming than intravenous infusion, and lowers risk of infection, and has potential for at-home administration, leading to a higher patient satisfaction, and improved compliance and overall improved quality of life.

Healthcare systems also significantly benefit from subcutaneous administration by freeing up resources required for intravenous access, such as desperate nursing time, which significantly increases efficiency and reduces costs for supplies and storage and staffing.

Slide 13

Our research shows physicians also strongly prefer subcutaneous dosing over intravenous administration. We conducted a research market study with over 50 physicians that found that more than 70% of physicians in the study expressed interest in subcutaneous versions of intravenous biologics if the option was available. Three-quarters of the physicians surveyed said that patient inconvenience was a significant issue with intravenous biologic administration and more than half said that intravenous administration led to patient therapy compliance issues. The physicians also noted that at-home, subcutaneous versions of intravenous biologics would be a much better option and much more likely to improve patient compliance and overall satisfaction.

Slide 14

Given the benefits of subcutaneous administration, you may be wondering why this delivery option isn’t widely offered for biologics. Conventional intravenous delivery of biologics is accomplished by administering a dilute solution of the drug, typically between 100 and1000 mL of saline solution. By contrast, a subcutaneous delivery route which would require a much lower injection volume such as 1 to 2 mL, so the same amount of drug must be highly concentrated in a small volume of liquid to be able to achieve the subcutaneous route. The problem is that high concentrated solutions of protein biologics become viscous, meaning that products tend to be thick and cannot be delivered by a syringe except with large volumes administered with large bore needles at high force. This becomes very uncomfortable for patients and very painful.

The increased viscosity is a significant hurdle to formulating most biologics in subcutaneous administration.

Slide 15

Excipients can be added to the drug formulation to enable high concentration while maintaining viscosity low enough for subcutaneous administration.

Despite years of research, the industry has been disadvantaged by excipients and the lack of innovation and significantly suboptimal treatments. Suboptimal excipients can fail to sufficiently reduce viscosity, destabilize the biologic protein, and increase injection pain and cause many other side effects. The lack of innovation in excipients was recently highlighted by the FDA with the launch of its Novel Excipient Review Pilot Program, which was intended to allow excipient manufacturers to obtain FDA review of certain novel new excipients prior to their use in drug formulations. The program hopes to foster development of new excipients that may be useful in scenarios when excipient manufacturers and drug developers have cited difficulty with existing excipients. This is a relatively new program; first proposals for the pilot program were accepted in December 2021.

Slide 16

To address this need and to provide real innovation in biologics excipients and formulations markets, we have developed an internal portfolio of proprietary techniques that we named the SQore platform. This platform includes proprietary structural calculations combined with analytical measurements to guide the selection of excipients for a given protein. Our combined protein and small molecule capability leverages a deep understanding of protein to protein and protein to solvent interactions to tailor excipient selection for specific formulation needs.

We have developed a library of over 200 excipients comprised of well-established chemical structures, most with known toxicology profiles, facilitating and incorporating into a drug formulation for development and allowing for quicker regulatory filings because they are known compounds. The platform also includes a number of proprietary assays and a proprietary database in development of our excipient library to mine the data for the selection of the best excipient for each specific biologic protein.

A caffeine-based excipient is the first that we have employed extensive use in viscosity reduction for therapeutic antibodies.

What I’d like to do now is turn the call to Dr Neal Muni, our Chief Operating Officer to provide additional detail. Neal?

Slide 17

Thank you Jeff.

Our platform was recently validated by a peer-reviewed publication in the industry-leading Journal of Pharmaceutical Sciences. As reported in the publication, the use of our caffeine-based excipient demonstrated reduced viscosity for two monoclonal antibodies, ipilimumab, branded Yervoy, and infliximab, branded Remicade. For ipilimumab, our caffeine-based excipient reduced viscosity from 45 to 78% in three buffers. For infliximab, our excipient reduced viscosity by 77% versus control.

The caffeine-containing formulations met target stability requirements for a viable drug product. There was no loss of biologic activity for either molecule in the presence of caffeine, confirmed by rigorous analytical demonstration. Our caffeine-based excipient was demonstrated in externally validated, rigorous scientific evaluation to achieve all desired target parameters for a viable subcutaneous formulation.

Slide 18

Data for our caffeine-based excipient from the publication are shown on this slide. These charts compare the viscosities of infliximab and ipilimumab using various excipients at increasing concentrations. When formulated at high concentrations, both infliximab and ipilimumab showed increased viscosity. Our caffeine-based excipient provided up to approximately 80% viscosity reduction, while two commonly used excipients, ArgHCl and NaCl, demonstrated significantly lower viscosity reductions. As you can see, formulations using our caffeine-based excipient, had viscosities in the target range of 20 centipoise or lower, illustrated by the blue box in the charts, at much higher concentrations.

Slide 19

Pre-clinical proof of concept studies further validate the use of SQore in subcutaneous drug development and support the safety of our caffeine-based excipient. To address safety, we have conducted and are conducting animal studies to assess toxicity and impact on monoclonal antibody absorption when delivered in a formulation based on our SQore technology versus an inert vehicle. Our first study found no evidence of local or systemic toxicity from our formulation on the test animals, Sprague Dawley rats, with both subcutaneous and intravenous administration.

A second, ongoing study was initiated in December 2021 with the goals of:

•	Comparing intravenous and subcutaneous administered formulations

•	Determining the pharmacokinetic, or PK, profile and bioavailability of formulations upon different routes of administration, and,

•	Observing for any signs of health effects in the animals.

Final results are expected February 2022, but at this time, no evidence of local or systemic toxicity has been reported in the study animals.

Slide 20

Our business model is comprised of a two-pronged approach: partnerships and advancement of our internal pipeline of biologic programs in development.

Our partnership strategy involves collaborating with biopharmaceutical companies to optimize their products by developing therapeutic formulations and offering licenses specific to these formulations. We see significant upside potential with this strategy if our technology is successful in achieving a viable subcutaneous formulation for our partner, and our partner is able to proceed with their programs using our technology through key milestones including commercialization. We expect continued growth over the next few years through these pharmaceutical partnerships.

Second, we also plan to develop our own subcutaneous formulations of widely used IV biologic therapies to build upon our base of pharmaceutical partnerships and create value by investing in our own development programs. After creating value through advancing the programs though key milestones, we will either license these formulations to leading biopharmaceutical companies capable of continued development, potentially continuing development to later stages ourselves and then seeking a commercial partner, or continue to bring these important advancements to market ourselves. We believe this strategy will create significant long-term value for us as a company and will enhance our core value proposition of being experts in subcutaneous biologic development.

Slide 21

Our SQore platform has already led to revenue generating partnerships with the potential for long-term value, and we expect the platform will lead to additional new partnerships.

Our current partners consist of a leading U.S. biotech company and a top 10 global pharmaceutical company. The biotech company has partnered with us to assist in developing subcutaneous formulations for three of their high-priority assets in development. This partnership includes an option to license after further technical evaluation is complete. The pharmaceutical company partnership involves a globally commercialized drug that is currently the largest biologic drug by revenue to the company, and its top 2 product overall. This partnership also includes an option to license after further technical evaluation is complete.

Our ongoing partnering efforts are focused on high-value collaborations with near-term milestone value and programs where a self-injectable treatment formulation can have a high impact on patients’ quality-of-life.

We have a selective focus on pharmaceutical partners with significant strategic value to Comera. For example, companies with a broad monoclonal antibody asset portfolio that is amenable to subcutaneous formulation with our platform, or potential interest in licensing and acquiring Comera’s internal assets at downstream stages of development.

Our goal is to complete multiple new partnerships over the next couple of years. However, our emphasis is on quality, not quantity. We are being selective and strategic in our partnering strategy to focus on quality companies with robust pipelines, and late-stage or commercialized drugs with near-term, high impact potential.

Slide 22

In addition to the revenue opportunities provided by partnerships, as discussed, we intend to advance multiple therapeutic product candidates in our own product pipeline. When evaluating programs for development, our optimal product profile includes those candidates with the opportunity to convert from intravenous to subcutaneous, programs with a significant benefit to patients, a fit with our technology, and a validated commercial case.

In particular, we look for programs where our SQore technology can be most useful, including high concentration protein solutions requiring viscosity reduction and stability challenges with viscosity reduction.

We are currently advancing two product programs: CLS-001, a therapy indicated for inflammatory bowel disease, and CLS-002, a therapy targeting oncology. At this time, we are not disclosing the exact molecules for competitive reasons.

Slide 23

This slide provides an overview of our first program, CLS-001. CLS-001 is a subcutaneous formulation of a widely-marketed, intravenous administered monoclonal antibody therapeutic for inflammatory bowel disease, specifically Crohn’s disease and ulcerative colitis. There is currently no subcutaneous formulation for this product in the U.S. We have initiated development work for CLS-001 and we currently anticipate that we will initiate manufacturing process development work in the second quarter of 2022. We anticipate filing our IND Application for CLS-001 in the first quarter of 2024 and initiating first in human studies by the second quarter of 2024.

Based on our current internal analysis, we estimate the peak sales opportunity for CLS-001 to be between $250 to $500 million in our base case, with upside potential significantly greater than $500 million depending on future competitive landscape assumptions. The global inflammatory bowel disease market overall was estimated to be $20.1 billion in revenue in 2021, and is expected to grow to $27.3 billion by 2028.

Slide 24

Our second proprietary program addresses a fast-growing space in immuno-oncology. CLS-002 is a subcutaneous formulation of a marketed, intravenously-administered monoclonal antibody. There is currently no marketed subcutaneous formulation for this product. We are validating our previously-conducted internal formulation development work and intend to initiate manufacturing process development of CLS-002 within the third quarter of 2022 with the goal of filing our IND Application in the third quarter of 2024.

Based on our current internal analysis, we estimate the peak sales opportunity for CLS-002 to be between $500 to $800 million. The global immuno-oncology market was estimated to be $71.5 billion in 2021 and is expected to grow to over $190.3 billion by 2028.

Slide 25

We are assessing our third potential pipeline program and plan to announce our selection later this year. We also continue to assess and prioritize other future products, potentially in the oncology and inflammation space. For programs under consideration, peak market sizes are all estimated to be in the single- to double-digit billions of dollars with peak sales potential in the hundreds of millions of dollars.

Slide 26

Our company has developed a strong property position that protects our formulation technology and its potential uses.

We currently hold six U.S. patents for our viscosity reducers and stabilizer families and an additional 5 international patents for our viscosity reducer family in Canada, Japan and China. We also have more than 35 patents pending in the U.S. and globally.

Slide 27

Our value proposition is quite unique. There is no one competitor in our space who does exactly what we do and how we do it. That said, given the unmet need and size of the overall market opportunity, there are multiple different approaches being taken to make intravenous biologic therapy more convenient for patients, including both established companies and earlier stage technology companies. As shown on this slide, there are other companies using excipient-based approaches to lower viscosity. Other approaches include enzyme-based technologies and oral delivery.

We believe that our SQore platform is very well-positioned versus other approaches, representing a scientifically-validated, well-characterized excipient technology, previously used in humans, allowing for low-volume, easy-to-administer subcutaneous formulations across multiple different monoclonal antibodies.

I will now hand the call back over to Nicholas to discuss additional details about the proposed transaction. Nicholas.

Nicholas J. Singer – Chairman and CEO, OTR Acquisition Corp

Slide 28

Thanks Neal. Again, I’d like to reiterate my excitement for this transaction and the potential for value creation.

Moving now to details of the transaction, which assumes an implied initial equity value of approximately $258.4 million translating into an enterprise value of approximately $151.3 million, assuming no redemptions by stockholders of OTR Acquisition Corp.

All existing Comera investors are rolling 100% of their equity into the pro forma company. An additional 3.15 million shares are issuable to Comera’s existing stockholders if the post-closing stock price is at or above $12.50 for 20 out of 30 consecutive trading days within 2 years post-closing.

This transaction will provide Comera with access to public markets, which will help facilitate the development of new or improved subcutaneous formulations of essential biologic medicines through additional growth capital and partnerships and thereby give patients greater flexibility in their care. We believe the transaction fully aligns OTR and Comera by creating a public company that has a compelling valuation and an attractive entry point for all of our shareholders with exposure to the large and developing biologics market.

Transaction proceeds will be used to execute on and complete new pharmaceutical partnerships and advance Comera’s internal pipeline. Proceeds will also be used for working capital and general corporate purposes.

Slide 29

This slide shows a detailed transaction overview and illustrative sources and uses are shown on the right side of the slide. To reiterate the transaction has an implied pro forma equity value of $258.3 million which translates into an enterprise value of $151.3 million assuming no OTR redemptions before fees and expenses. Comera’s shareholders will also be rolling their entire equity position of $126 million into the transaction. As a result of this transaction structure the pro forma diluted share ownership at $10.00 per share, as shown, assuming no redemptions by OTR public stockholders and no issuance of additional shares to the Comera stockholders post-closing, Comera stockholders will own 48.8%, OTR public stockholders will own 41.1% and OTR’s founders will own 10.1% of the pro forma company.

Slide 30

We believe the transaction has a compelling valuation and again represents an attractive entry point for all of our shareholders with exposure to the large and developing biologics market. The comparable company analysis provided on the right side of the page within the graph shows the current enterprise values of comparable publicly traded biologic companies ranging from early-stage biosimilars and biobetters to late-stage biologic formulation companies. The enterprise values range is from $110 million to north of $4.6 billion for this peer group. We believe Comera is well positioned and has the potential to grow as a result of a number of factors, including:

Comera’s proprietary platform which enables potential for significant share price appreciation. An indicative valuation range can be determined by comparing Comera to related biologics companies in the market at different stages of development.

Comera’s platform addresses a high unmet need, has a diversified pipeline, has multiple revenue sources and a revenue generating model, extensive IP protection, existing strategic partnerships, assets under development and several near-term milestones.

As Comera continues to execute on its business plan, we expect that shares of the combined company should have the potential to trade similarly to more developed biologics & novel formulation companies that tend to trade at higher valuations.

With that I will turn the call back over to Jeff for some closing comments. Jeff?

Jeffrey Hackman – Chairman and CEO, Comera Life Sciences

Slide 31

Thanks Nick. So, in summary, Comera offers a proprietary platform utilizing studied technology with significant IP protection. It has established, and continues its focus on establishing, partnerships that create revenue generating programs. Its product pipeline is innovative and de-risks product development. It has an experienced management team with more than 100+ years of combined operating experience. Its diversified business model has multiple sources of revenue potential supported by its core technology. And its market opportunity is clear and addresses high unmet needs.

We are extremely optimistic about Comera’s future and its growth potential as a company and the ability to address critical patient and healthcare system needs. By addressing these needs, we expect the combined company to create significant and long-term shareholder value.

Slide 32

In closing, this transaction is expected to enable further investment in a compassionate new era in medicine by applying a deep knowledge of formulation science and technology to transform essential biologic medicines from intravenous to subcutaneous forms and thereby giving patients a greater flexibility in their care.

With that I would like to conclude our presentation today. Thank you to the Comera team and your important work and we are excited about our new partnership and optimistic about this opportunity. Thank you very much.